125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704 Fax 617-742-5666

June 30, 2023

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Eskildsen:

The following serves to respond to additional comments received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) via email on May 17, 2023, regarding the 9/30/22 Annual Report for the Northeast Investors Trust (“the Trust”).

Comment: Please confirm that the policies and procedures of the Trust have been updated to ensure they comply with Investment Company Act of 1940 requirements.

Response: The Trust updated its compliance policies and procedures to include the filing requirements for Form 40-33 under Section 33 of the Investment Company Act of 1940.

Comment: The initial lawsuit was filed April 6, 2020, and the plaintiff was asking for $1M and costs. A summary judgement was ordered on 2/10/22 and plaintiff awarded damages of $794.5K on 2/28/22. The fund accrued $650K per 3/31/22 semi-annual and $794.5K in 9/30/22 annual F/S.

• Please explain why the lawsuit was not disclosed in the 3/31/20, 9/30/20 and 3/31/21 financial statements filed on EDGAR.

Response: The plaintiff brought four claims against the Trust, none of which necessitated disclosure during the periods in question. One of the plaintiff’s claims alleged that the Trust was liable under the common law for breach of contract. Trust had never been a party to the agreement at issue in the lawsuit. Because a person cannot breach a contract that he never entered into, the Trust reasonably understood that the merits of the plaintiff’s breach of contract claim against the Trust were dubious under applicable common law. The plaintiff brought other claims under the Employee Retirement Income Security Act (“ERISA”). All of plaintiff’s ERISA claims depending wholly on the assertion that the agreement at issue somehow created and made the Trust an administrator of “employee benefit plan” governed by ERISA. The Trust understood that it did not administer any ERISA plan and thus concluded that the plaintiff’s ERISA claims must fail. In view of the foregoing, the Trust concluded that none of the plaintiff’s case against it were plausible. Accordingly, the Trust joined a Motion to Dismiss filed on 6/15/20. The Court granted the motion, dismissing all claims against the Trust in a 10/29/20 ruling.

In determining during the preparation of the 3/31/20, 9/30/20, and 3/31/21 financial statements whether to disclose the lawsuit, the Trust reviewed and analyzed the accounting standards in ASC 450-20-50-3 (the “Accounting Standards”). Under the Accounting Standards, whether to disclose contingent ligation losses depends on whether there is a “reasonable possibility” of losing the litigation. The Accounting Standards define “reasonable possibility” as more than remote and less than likely. During the three financial cycles in question, the Trust determined, following the guidance in the Accounting Standards, that the risk of loss to the Trust was remote and not estimable. The court’s dismissal of all claims against the Trust as the Trust was preparing the 9/30/20 financial statements demonstrated compellingly the reasonableness of the Trust’s prior conclusion that there was no reasonable possibility that the Trust would lose the case.

• Please explain why $650K was accrued in the 3/31/22 financial statements since the plaintiff was awarded $794.5K on 2/28/22. Please inform us when the remaining $144.5K was recorded as a liability of the fund ($794.5K - $650K = $144.5K).

Response: When preparing the 3/31/22 financial statements, the Trustees had just lost their case at the District Court level. The Trust learned upon the Trustees’ loss that the Trustees intended to appeal the $794,500 judgement and that the independent Trustees were likely to seek indemnification if they lost their appeal. The Trustees filed their appeal on August 3, 2022. The Trust concluded the Trustees had an approximately 20 percent chance of prevailing in their appeal, in which case the question of indemnification for the judgment would not arise. Accordingly, the Trust booked an accrual of $650,000, which discounted the judgment amount by approximately 18 percent in an effort to estimate the appeal’s likelihood of success conservatively. Before discounting the contingent liability associated with the judgment amount by 18 percent in the 3/31/22 financial statements, the Trust conferred with its auditors. The auditors raised no objection at that time so the Trust proceeded to accrue the discounted amount. Subsequently, when the Trust was preparing the 9/30/22 financial statements, the Trust conferred again with its auditors. During this subsequent consultation, the auditors indicated that their preferred approach was not to discount the contingent liability accrual based on an estimated probability of an unfavorable outcome. Following this guidance from the auditors, the Trust added the amount of the remainder of the judgment amount, $144,500, to the accrual in the Trust’s 9/30/22 audited financial statements.

• Please inform us of the date that indemnification was first discussed with Trustees of the Trust.

Response: To the Trust’s knowledge, the Trustees began discussing whether to seek indemnification with counsel in or around February 2022, after the District Court had granted the summary judgment to the plaintiffs and the Trustees had begun to consider strategies for filing and potentially losing an appeal. Beginning with the financial statements for the period ending 9/30/21, the Trust included, after discussions with counsel, disclosure of the possibility of potential indemnification in the event of an adverse litigation outcome for the Trustees.

Comment: Please provide additional analysis, citing US GAAP, as to why a possible loss or range of loss was not disclosed in the 9/30/21 (and earlier) financial statements. In the analysis please include a discussion of the Trustees’ ability to seek indemnification from the Trust and the plaintiff’s initial claim of $1M and related costs.

Response: ASC 450-20-50-4(b) addresses disclosures related to Unrecognized Contingencies and requires either: an estimate of the possible loss or a range of loss or a statement that such an estimate cannot be made. A note to the Trust’s 9/30/21 financial statements appropriately satisfied this requirement by stating, in relevant part: “At this time, the Trust is not able to predict the ultimate outcome of this potential claim or the significance, if any, to the Trust.”

In assessing the potential for loss, the Trust focused originally on the extent of any potential exposure as a defendant in the litigation (see responses above). When the District Court dismissed plaintiff’s claims against the Trust, the Trust’s direct exposure to the litigation ended. At that point, the extent of the Trust’s indirect exposure was not sufficiently clear or concrete to be material and estimable. Most notably in this regard, before the grant of summary judgment, the following relevant factors were not yet sufficiently clear to the Trust to estimate loss during preparation of the 9/30/21 financial statements: (i) the outcome on summary judgment; (ii) whether insurance would cover the Trustees’ liabilities to the plaintiffs; (iii) whether any and, if so, which of the Trustees would decide to seek indemnification; and (iv) if any of the Trustees decided to seek indemnification, whether such indemnification would be required.

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Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

/s/David Randall

Vice President

Chief Compliance Officer